# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Host Digital Inc., CIK 0001948864
CUSIP: 42227T303
Title of class of securities: Class A common stock, par value $0.001 per share
Address of issuer's principal executive offices: 300 North 28th Way, Unit #1, Hollywood, Florida (FL), 33020
Date of event which requires filing of this statement: 09/17/2026
Filed by CIK 0001828707
Persons authorized to receive notices and communications: Hans Thomas, 1 World Trade Center, Floor 85, New York, New York (NY), 10007, (212) 220-7218

## Reporting persons
- Hans Thomas (CIK 0001828707): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 10,119,047; sole dispositive power 0; shared dispositive power 10,119,047; aggregate amount beneficially owned 10,119,047 (38.9% of the class)
- 10X MASTER LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 10,119,047; sole dispositive power 0; shared dispositive power 10,119,047; aggregate amount beneficially owned 10,119,047 (38.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.001 per share
Name of issuer: Host Digital Inc.
Address of issuer's principal executive offices: 300 North 28th Way, Unit #1, Hollywood, Florida (FL), 33020

## Item 2. Identity and Background
Name of person filing:
This Statement is filed by Hans Thomas, a citizen of the United States ("Mr. Thomas"), and 10X MASTER LLC, a Delaware limited liability company (together, the "Reporting Persons"). The Joint Filing Agreement between the Reporting Persons is attached hereto as Exhibit 99.1.

This Statement relates to the Class A common stock, par value $0.001 per share (the "Class A Common Stock"), of Host Digital Inc. ("the Issuer").
Residence or business address: The principal business address of each Reporting Person is 1 World Trade Center, Floor 85, New York, New York 10007.
Present principal occupation or employment: Mr. Thomas is the Founder and Chief Executive Officer of 10X Capital and the sole member and managing member of 10X MASTER LLC. 10X MASTER LLC is an investment vehicle that provides Mr. Thomas with the means to manage assets.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The response to Item 2(a) of this Schedule 13D is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On September 17, 2026 (the "Closing Date"), pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated May 27, 2026, by and among the Issuer (formerly known as "Healthy Choice Wellness Corp."), Healthy Choice Wellness II Corp., a Delaware corporation and wholly owned subsidiary of the Issuer ("Merger Sub"), and Host Digital Infrastructure LLC, a Delaware limited liability company ("Host DI"), and the conditions set forth therein, Merger Sub merged with and into Host DI, with Host DI surviving the Merger as a wholly owned subsidiary of the Issuer (the "Merger").

In connection with the consummation of the Merger (the "Closing"), all of the common units and preferred units of Host DI (collectively, the "Host DI Units") outstanding immediately prior to the effective time of the Merger (the "Effective Time"), were converted into the right to receive shares of Class A common stock, par value $0.001 per share, of the Issuer ("Class A Common Stock"), or pre-funded warrants to purchase Class A Common Stock at an exercise price of $0.0001 per share ("Pre-Funded Warrants"), in lieu of such shares. At the Effective Time, the Issuer issued 25,085,454 shares of Class A Common Stock (the "Stock Merger Consideration") and Pre-Funded Warrants to purchase an aggregate of 19,888,093 shares of Class A Common Stock (the "PFW Merger Consideration," and together with the Stock Merger Consideration, the "Merger Consideration"), to the previous holders of the Host DI Units. Mr. Thomas elected the Stock Merger Consideration, and received 10,119,047 shares of Class A Common Stock in exchange for his 450 common units of Host DI, which shares of Class A Common Stock are held directly by 10X MASTER LLC. The closing price of the Class A Common Stock on September 17, 2026, was $11.33.

## Item 4. Purpose of Transaction
Purpose of transaction:
The response to Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons acquired beneficial ownership of the securities reported herein in connection with the Merger, and Mr. Thomas's role as a co-founder of Host Infrastructure Holdings LLC (the "Sponsor"), for investment purposes. The
Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions, and subject to any agreements between Mr. Thomas and the Issuer, including as described herein, and applicable legal requirements, (i) purchase or acquire additional shares of Class A Common Stock, options, or related derivatives in the open market, in privately negotiated transactions, or otherwise; (ii) sell or dispose of all or a portion of the shares of Class A Common Stock, options, or related derivatives now beneficially owned or hereafter acquired by them; and (iii) engage in communications with, without limitation, officers and employees of the Issuer, other shareholders of the Issuer, one or more members of the Issuer's board of directors, or other relevant parties regarding the Issuer, including but not limited to its business, operations, governance, and control.

Other than as described herein, the Reporting Persons do not have any plans or proposals relating to or that would result in any of the events or matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein and applicable legal requirements, the Reporting Persons may, at any time and from time to time, participate in discussions concerning, or formulate or review plans or proposals that may result in, one or more of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, the Reporting Persons may be deemed to beneficially own 10,119,047 shares of Class A Common Stock, or approximately 38.9% of the shares of Class A Common Stock outstanding.

The percentage set forth herein is based on 26,012,821 shares of Class A Common Stock outstanding as of September 17, 2026, immediately following the Closing, as reported in the Issuer's prospectus supplement on Form 424B5 filed with the Securities and Exchange Commission (the "SEC") on September 21, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons may be deemed to share the power to vote or direct the voting of, and the power to dispose or direct the disposition of, the 10,119,047 shares of Class A Common Stock that are held directly by 10X MASTER LLC.
Transactions in the class effected during the past sixty days:
The response to Item 3 of this Schedule 13D is incorporated herein by reference.

Except as set forth above, the Reporting Persons have not engaged in any transaction with respect to the Class A Common Stock during the 60 days prior to the date of filing of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In connection with the Closing, the Issuer entered into a registration rights agreement, dated September 17, 2026 (the "Registration Rights Agreement"), with holders of the Host DI Units (collectively, the "Host DI Unit Holders"), including 10X MASTER LLC, pursuant to which, among other things, the Issuer has agreed to register for resale certain shares of Class A Common Stock held by such Host DI Unit Holders from time to time, including shares of Class A Common Stock issued as consideration in the Merger.

Pursuant to the Registration Rights Agreement, the Issuer is obligated to prepare and file a shelf registration statement covering the resale of covered shares of Class A Common Stock within 30 calendar days following the Closing Date, subject to certain exceptions, pursuant to Rule 415 of the Securities Act of 1933, as amended (the "Securities Act"). The Issuer also agreed to use commercially reasonable efforts to keep such registration statement continuously effective under the Securities Act until the date on which all relevant registrable securities have been sold under the Registration Rights Agreement. The Issuer has also agreed under the Registration Rights Agreement to pay certain expenses of the Host DI Unit Holders incident to any registration demand and indemnify the Host DI Unit Holders against certain liabilities. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, a copy of which is filed as an exhibit hereto and is incorporated herein by reference.

Also in connection with the Closing, the Issuer entered into a Preferential Rights Agreement, dated September 17, 2026 (the "Preferential Rights Agreement"), with the Sponsor, a Delaware limited liability company formed and controlled by the founders of Host DI, including Mr. Thomas. Under the Preferential Rights Agreement, the Issuer has (i) a right of first offer with respect to any project site acquisition subsidiary of the Sponsor (each, a "Project Subsidiary") that the Sponsor markets or determines to contribute, sell, or otherwise dispose of, exercisable within 30 days of the applicable offer notice, and (ii) a right of first refusal with respect to any unsolicited bona fide third-party offer for a Project Subsidiary that the Sponsor desires to accept, exercisable within five days of the applicable notice. Any project site acquisition company formed or acquired by the Sponsor after the effective date is automatically included as a Project Subsidiary. The Sponsor is not obligated to develop, retain, market, or contribute any Project Subsidiary to the Issuer, and if the Issuer does not exercise its rights, the Sponsor may consummate the applicable transaction with a third party. The Preferential Rights Agreement expires on the second anniversary of its effective date. The foregoing description of the Preferential Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Preferential Rights Agreement, which is filed as an exhibit hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings, or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

Exhibit 99.1 Joint Filing Agreement, dated September 24, 2026.

Exhibit 99.2 Registration Rights Agreement, dated September 17, 2026 (incorporated by reference to Exhibit 10.1 to the Issuer's current report on Form 8-K filed with the SEC on September 17, 2026).

Exhibit 99.3 Preferential Rights Agreement, dated as of September 17, 2026 (incorporated by reference to Exhibit 10.4 to the Issuer's current report on Form 8-K filed with the SEC on September 17, 2026).

## Signatures
- Hans Thomas: /s/ Hans Thomas, Hans Thomas (09/24/2026)
- 10X MASTER LLC: /s/ Hans Thomas, Hans Thomas, Managing Member (09/24/2026)